EXHIBIT 99.1

FreeSeas Inc. Reports Third Quarter and Nine-Month Results for the Period Ending September 30, 2007

Third Quarter Operating Revenue Increased 47 Percent

PIRAEUS, Greece, Dec. 10, 2007 (PRIME NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or "the Company"), a provider of seaborne transportation for drybulk cargoes, announced today unaudited operating results for the quarter and nine-months ended September 30, 2007.

Financial Highlights

  *  Revenue grew by 47.0% compared to the same quarter of 2006, to $4.88 million from $3.32 million, and by 47.5% for the
     year-to-date period of 2007 over the comparable 2006 period, to $12.71 million from $8.61 million.
  *  Income from operations reached $1.07 million, compared to a loss of $0.02 million for the same period of 2006; income
     from operations for the year-to-date period of 2007 reached
     $4.18 million, compared with a loss of $1.61 million for the comparable year-to-date period of 2006.
  *  Net loss of $0.50 million for the third quarter of 2007, or loss of $0.08 per share based on 6,674,627 basic shares
     outstanding, compared with a loss of $0.11 million, or loss of $0.02 per share based on 6,290,100 basic shares outstanding for the same quarter of 2006.
  *  Net income for the quarter ended September 30, 2007 was affected by the following factors:
     o The MV Free Destiny was in drydock for 30 days during the third quarter 2007, passing her scheduled special survey.
     o An unrealized expense related to interest rate swaps (change in derivative fair value) of $0.4 million.
     o Higher interest expense attributable to the higher
       interest-bearing bridge loan facilities utilized in
       financing the MV Free Hero, Free Jupiter and Free Goddess.
       These bridge loan facilities have subsequently been repaid in the fourth quarter from the proceeds of the Company's
       recent equity offering.
  *  Net income from operations for the nine-months ended September
     30, 2007 was $2.13 million, or $0.33 per share, compared with a loss of $2.37 million, or loss of $0.38 per share, for the same period in 2006.
  *  Adjusted EBITDA for the nine-month period ended September
     30, 2007 increased by 353.5% as compared to same period in
     2006, to $7.38 million from $2.08 million.

Fleet developments

  *  The Company took delivery of the Handysize M/V Free Hero in
     July 2007.  The Free Hero is currently subject to a $14,500 per day time charter expiring in December 2008 with a
     charterer's option for extension until February 2009.
  *  The Company took delivery of the Handymax M/V Free Jupiter in September 2007, currently in drydock for unscheduled
     repairs following a grounding incident, after which the
     vessel will be time-chartered for three years at annually
     adjusting rates of US$32,000/$28,000/$24,000 per day,
     respectively.
  *  The Company agreed to purchase for approximately $25.20 million, and took delivery in October 2007, of the
     1995-built, 22,051 dwt Handysize M/V Free Goddess, which
     immediately began a time charter at $13,000 per day; upon
     completion of the charter, the vessel was delivered to its subsequent charterer for a previously announced two-year
     time charter at a rate of $19,250 per day.

Corporate Initiatives

  *  Closed the sale of 12,650,000 shares of common stock in a public offering at $8.25 per share, which included the
     underwriter's over-allotment option of 1,650,000 shares,
     resulting in total net proceeds from the stock offering
     after deducting underwriting discounts and commissions,
     but before expenses, of approximately $97.1 million.
  *  Additional common stock was issued upon the exercise of
     480,107 Class W, 101,444 Class Z and 700,000 Class B
     warrants. 20,743,456 common shares are presently outstanding.

Mr. Ion Varouxakis, Chairman of the Board, President and Chief Executive Officer, commented, "Our quarterly and year-to-date results clearly demonstrate that our fleet modernization and optimization program remains on track and will continue to provide us with near-term and long-term growth opportunities. We reported another strong quarter of revenue growth and took delivery of one Handymax and one Handysize vessel in the third quarter and one additional Handysize in the fourth quarter. This has significantly lowered the average age of our fleet to 15.9 years and increased our dwt to 145,704 as of November 30, 2007."

Varouxakis continued, "As we look ahead, in addition to our own initiatives aimed at driving growth and building long-term value for our shareholders, we expect to benefit by what we believe will remain a strong dry-bulk market, ideally positioning FreeSeas to take advantage of the opportunities presented in such an environment. We also expect that our recently closed follow-on offering will provide us with added financial flexibility, liquidity and access to the capital markets to support our growth."

Varouxakis concluded, "With the added balance sheet strength that our recent offering has provided, we are actively pursuing opportunities to expand the carrying capacity of our fleet. While vessel prices for new tonnage remain high, we are encouraged by opportunities that we have identified in the second-hand market for newer-built tonnage, and look forward to leveraging our strong cash position for the benefit of our shareholders."

FreeSeas' fleet of owned vessels is as follows:

 Current Fleet:
 ---------------------------------------------------------------------
 Vessel         Dwt       Vessel      Built   Employment
  Name                     Type
 ---------------------------------------------------------------------
 Free Destiny   25,240   Handysize    1982    Currently on a short
                                               period time charter at
                                               $28,000 p/d
 ---------------------------------------------------------------------
 Free Envoy     26,318   Handysize    1984    TC through Apr 2008 at
                                               $17,000 p/d
 ---------------------------------------------------------------------
 Free Goddess   22,051   Handysize    1995    TC at $19,250 p/d until
                                               September 2009 to
                                               November 2009
 ---------------------------------------------------------------------
 Free Hero      24,318   Handysize    1995    TC through Dec 2008/Feb
                                               2009 at $14,500 p/d
 ---------------------------------------------------------------------
 Free Jupiter   47,777   Handymax     2002    Currently in drydock to
                                               be followed by
                                               three-year TC at
                                               $32,000/28,000/24,000
                                               p/d
 ---------------------------------------------------------------------

 FREESEAS INC.CONDENSED
 UNAUDITED CONSOLIDATED BALANCE SHEETS
 (All amounts in tables in thousands of United States dollars, except for share data)

                                   Sept. 30, 2007       Dec. 31, 2006
                                     (Unaudited)
                                   ----------------------------------
 ASSETS

 CURRENT ASSETS:
 Cash and cash equivalents            $  2,881            $    372
 Trade receivables, net                    337                 278
 Insurance claims                           13                 485
 Due from related party                                         40
 Inventories                               390                 242
 Prepayments and other                   1,411
                                      ----------------------------
      Total current assets            $  5,032            $  1,417

 Advances for acquisition of
  vessels                                2,536
 Fixed Assets, net                      84,158              19,369
 Deferred charges, net                   2,741               2,300
 Restricted cash                           700
                                      ----------------------------
       Total non-current assets       $ 90,135            $ 21,669

                                      ----------------------------
       Total Assets                   $ 95,167            $ 23,086
                                      ============================

 LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
 Account payable                      $  3,088            $  2,003
 Accrued liabilities                     1,788               1,515
 Unearned revenue                          213                 179
 Due to related parties                    148
 Shareholders loans, current
  portion                                1,864               1,218
 Bank overdraft                                              2,000
 Deferred revenue-current
  portion                                1,873
 Bank loans - Current portion
  debt                                   8,030               3,345
                                      ----------------------------
       Total current liabilities      $ 17,004            $ 10,260

 Derivatives at fair value                 362
 Shareholders loans, net of
  current portion                     $ 12,422               1,334
 Deferred revenue, net of
  current portion                          277
 Bank loans - net of current
  portion                               51,570               4,485
       Total long term
        liabilities                   $ 64,631            $  5,819

 SHAREHOLDERS' EQUITY:
 Common stock                                6                   6
 Additional paid-in capital             14,104               9,703
 Retained (deficit)                       (578)             (2,702)
                                      ----------------------------
       Total shareholders' equity     $ 13,532            $  7,007
                                      ----------------------------
       Total Liabilities and
        Shareholders' Equity          $ 95,167            $ 23,086
                                      ============================

 FREESEAS INC.
 CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
 (All amounts in tables in thousands of United States dollars, except for share data)

                     For three months ended      For nine months ended
                      30-Sep-07   30-Sep-06      30-Sep-07   30-Sep-06
                          (Unaudited)                (Unaudited)
                     -------------------------------------------------
 OPERATING
  REVENUES            $ 4,879      $ 3,320      $ 12,709      $ 8,614

 OPERATING
  EXPENSES:
 Vessel operating
  expenses             (1,319)      (1,107)       (3,632)      (3,172)
 Voyage expenses         (289)           0          (328)        (550)
 Depreciation
  expense              (1,148)      (1,129)       (2,615)      (3,350)
 Amortization of
  deferred charges       (206)        (166)         (603)        (388)
 Management fees
  to a related
  party                  (225)        (135)         (585)        (405)
 Commissions             (265)        (255)         (747)        (604)
 Stock-based
  compensation
  expense                 (25)        (270)          (75)        (649)
 General and
  administrative
  expenses               (330)        (279)       (1,314)      (1,102)
 Gain on sale of
  vessel                                           1,369
                      -----------------------------------------------
  Income (loss)
   from
   operations         $ 1,072      $   (21)     $  4,179      $(1,606)

 OTHER INCOME
  (EXPENSE):
 Interest and
  finance costs       $(1,310)     $  (222)       (1,863)        (733)
 Change in
  derivatives
  fair value             (362)                      (362)
 Interest income          157            3           196           16
 Other                    (55)         129           (25)         (47)
                      -----------------------------------------------
 Other (expense)      $(1,570)     $   (90)     $ (2,054)     $  (764)
                      -----------------------------------------------

                      -------      ----------------------------------
 Net income (loss)    $  (498)     $  (111)     $  2,125      $(2,370)
                      =======      ==================================

 Basic earnings
  (loss) per
  share               $ (0.08)     $ (0.02)     $   0.33      $ (0.38)
 Diluted earnings
  (loss) per
  share               $ (0.08)     $ (0.02)     $   0.30      $ (0.38)

 Basic weighted
  average number
  of shares         6,674,627    6,290,100     6,347,850    6,290,100
 Diluted weighted
  average number
  of shares         6,674,627    6,290,100     6,996,198    6,290,100

 FREESEAS INC.
 CONDENSED UNAUDITED PERFORMANCE INDICATORS
 (All amounts in tables in thousands of United States dollars, except for fleet data)

                          Three Months Ended       Nine Months Ended
                             September 30,            September 30,
                           2007        2006         2007         2006
                         --------     -------     --------     -------
 PERFORMANCE
  INDICATORS
 Adjusted EBITDA(1)       $ 2,371     $ 1,403     $  7,372     $ 2,085

 Fleet Data:
 Average number of
  vessels(2)                 3.24        3.00         2.85        3.00
 Ownership days(3)            298         276          776         819
 Available days(4)            269         276          747         819
 Operating days(5)            254         240          715         740
 Fleet utilization(6)        85.2%       87.0%        92.1%       90.4%

 Average Daily Results:
 Average TCE rate         $17.028     $12.771     $ 16.271     $10.081
 Vessel operating
  expenses (8)              4.426       4.011        4.680       3.873
 Management fees(9)         0.755       0.489        0.754       0.495
 General and
  administrative
  expenses(10)              1.299       1.163        1.838       1.489
 Total vessel
  operating
  expenses(11)            $ 5.181     $ 4.500     $  5.434     $ 4.368

 (1)  Adjusted EBITDA represents net earnings before interest, taxes, depreciation, amortization and change in the fair value of derivatives. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no
      adjustment for taxes has been made for purposes of calculating adjusted EBITDA. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally
      accepted accounting principles, or U.S. GAAP, and our
      calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness.  The following is a reconciliation of adjusted
      EBITDA to net income:

                         Three Months Ended       Nine Months Ended
                            September 30,            September 30,
                        --------------------     --------------------
                          2007        2006         2007         2006
                        --------     -------     --------     -------
 Net income (loss)     $  (498)     $  (111)    $  2,125     $(2,370)
 Depreciation and
  amortization of
  deferred charges       1,354        1,295        3,218       3,738
 Change in
  derivatives fair
  value                    362                       362
 Interest and
  finance cost, net      1,153          219        1,667         717
 Adjusted EBITDA       $ 2,371      $ 1,403     $  7,372     $ 2,085

 (2)  Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar
      days in the period.
 (3)  Ownership days are the total number of days in a
      period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our
      fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
 (4)  Available days are the number of ownership days less
      the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.
 (5)  Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances.  The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
 (6)  We calculate fleet utilization by dividing the number of our fleet's operating days during a period by the number of
      ownership days during the period.  The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as
      scheduled repairs, vessel upgrades, or dry-dockings or other surveys.
 (7)  Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis.
      Our  method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues
      (net of voyage expenses) by operating days for the relevant time period.  TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

                        Three Months Ended       Nine Months Ended
                           September 30,            September 30,
                       --------------------     --------------------
                         2007        2006         2007         2006
                       --------     -------     --------     -------

 Operating revenues    $ 4,879     $ 3,320      $12,709     $(8,614)
 Voyage expenses
  and commissions         (554)       (255)      (1,075)     (1,154)
                       -------     -------      -------     -------
 Net operating
  revenues               4,325       3,065       11,634       7,640

 Operating days            254         240          715         740
 Time charter
  equivalent daily
  rate                 $17.028     $12.771      $16.271     $10.081

 (8)  Average daily operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant period:

                        Three Months Ended       Nine Months Ended
                           September 30,            September 30,
                       --------------------     --------------------
                         2007        2006         2007         2006
                       --------     -------     --------     -------
 Vessel operating
  expenses             $ 1,319     $ 1,107      $ 3,632     $ 3,172
 Ownership days            298         276          776         819
                       -------     -------      -------     -------
 Daily vessel
  operating expense    $ 4.426     $ 4.011      $ 4.680     $ 3.873

 (9)  Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for
      the relevant time period.
 (10) Average daily general and administrative expenses are
      calculated by dividing general and administrative expenses by operating days for the relevant period.
 (11) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels.
      TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of four Handysize vessels and one Handymax vessel. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CONTACT:  FreeSeas Inc.
          Company Contact:
          Ion Varouxakis, Chief Executive Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr
          89 Akti Miaouli Street
          185 38 Piraeus, Greece

          Cubitt Jacobs & Prosek Communications
          Investor Relations / Financial Media:
          Thomas J. Rozycki, Jr., Sr. Vice President
          +1.212.279.3115 x208
          Fax: +1.212.279-3117
          trozycki@cjpcom.com
          350 Fifth Avenue, Suite 3901
          New York, NY 10118, USA
          www.cjpcom.com